Filed pursuant to Rule 424(b)(3)
File No. 333-119338

March 19, 2009

Grant Park Fund February 2009 Performance Update
Supplement dated March 19, 2009 to Prospectus dated December 3, 2007
February, 2009
	February ROR	YTD ROR	Total NAV	NAV/Unit
Class A Units	-0.80%	-1.71%	$88.8M	$1,543.415
Class B Units	-0.88%	-1.85%	$655.9M	$1,333.395
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

In February, the losses in the Fund were predominantly in the currency sector.  Long positions in the Japanese yen created losses as the currency dipped against the U.S. dollar.  The decline in the value of the yen was probably caused by sharp declines in the Japanese stock market and by a decrease in demand for Japanese exports.

Long positions in the fixed income markets also had minor losses this month and were primarily attributed to the Fund’s positions in the short-term domestic and international interest rate markets.  U.S. Government stimulus activity increased the debt supply and caused prices to fall, against Grant Park’s positions. The long positions in the Eurodollar, short sterling, and Australian bills markets were among the least profitable positions.

Mixed positions in the metals sector registered setbacks for February. Gold prices nearly reached all-time highs early in February but declined sharply against Grant Park’s long positions at month-end. Increased strength in the U.S. dollar and profit-taking by traders were the likely causes of the sell off.

Performance in the energy market was slightly positive in February.  Short positions in the natural gas markets made gains as a 9% price decrease moved alongside the Fund’s positions.  Those gains were partially offset by losses on short positions in unleaded gas and crude oil.

Solid gains in the equity indices markets helped offset losses during February.  Grant Park’s short positions in the S&P 500 posted profits as investors liquidated equity positions, partially driven by data showing a contraction in the U.S. economy and by ongoing turmoil in the banking sector.  In the Asian markets, short positions in the Japanese Nikkei 225 and Hong Kong Hang Seng indices benefitted from price declines caused by weak export data and the region’s ailing financial sector.

The Fund’s short agricultural positions finished positive for February.  Short positions in corn and lean hogs earned profits as the global recession weighed on demand and prices.  Short positions in the cotton markets were profitable, as cotton prices fell because of reduced demand for cotton in the U.S. textile sector.

Additional Fund Information

Status of the new investment classes withinthe Grant Park Fund

As we have described previously, the Grant Park Fund is in the final stages of completing the registration processes to allow individuals additional alternatives within the Fund.  We continue to obtain approvals by the appropriate federal and state authorities and believe the Fund will be open for additional investments in the near future.

When the new investment classes are available, we will launch a comprehensive campaign to fully inform you and your financial advisor(s) about the changes.

555 W. Jackson Blvd. ▪ Suite 600 ▪ Chicago, IL 60661
Toll Free: 866-242-4055 ▪ Phone: 312-756-4450 ▪ Fax: 312-756-4452
www.dearborncapital.com

IRS Schedule K-1's for 2008

During mid-February, investors with taxable accounts were mailed IRS Schedule K-1’s (Form 1065).  If you have a taxable account and have not yet received a Schedule K-1 for 2008 or if there is an error on the K-1 you did receive, please contact us.

Online Investor Statements

Investors may access their statements online once they have set up their accounts for this purpose. To register for online access, please go to the Customer Services section at www.dearborncapital.com and complete the simple process.  You may also elect to stop receiving paper statements by completing and signing the Request for Paper Statement Elimination form and returning it to our office at the fax number listed below.

If you have any questions or need assistance, please contact our Client Service Operations team at 800-217-7955 or via email at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE. OFFERING BY PROSPECTUS ONLY.

555 W. Jackson Blvd. ▪ Suite 600 ▪ Chicago, IL 60661
Toll Free: 866-242-4055 ▪ Phone: 312-756-4450 ▪ Fax: 312-756-4452
www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
FEBRUARY 28, 2009

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(43,487)	(300,770)	(319,163)	(1,930,857)	(362,650)	(2,231,627)
Change in Unrealized Income (Loss)	(181,640)	(69,983)	(1,333,112)	(633,659)	(1,514,752)	(703,642)
Brokerage Commissions	(16,061)	(29,187)	(117,880)	(200,106)	(133,941)	(229,293)
Exchange, Clearing Fees and NFA charges	(28,265)	(54,937)	(207,445)	(374,528)	(235,710)	(429,465)
Other Trading Costs	(62,703)	(134,421)	(460,197)	(909,459)	(522,900)	(1,043,880)
Change in Accrued Commissions	(6,141)	(9,221)	(45,063)	(64,343)	(51,204)	(73,564)

Net Trading Income (Loss)	(338,297)	(598,519)	(2,482,860)	(4,112,952)	(2,821,157)	(4,711,471)

Other Income:
Interest, U.S. Obligations	48,165	110,767	353,496	745,652	401,661	856,419
Interest, Other	53,383	127,074	391,794	853,416	445,177	980,490
US Govt Sec Gain/Loss	(9,470)	(22,572)	(69,507)	(151,581)	(78,977)	(174,153)

Total Income (Loss)	(246,219)	(383,250)	(1,807,077)	(2,665,465)	(2,053,296)	(3,048,715)

Expenses:
Incentive Fees to Trading Managers	(7,062)	192,906	(51,832)	1,200,824	(58,894)	1,393,730
Administrative Fees	18,862	37,961	138,431	258,073	157,293	296,034
O&O Expenses	15,089	30,368	332,234	619,374	347,323	649,742
Brokerage Expenses	456,449	918,645	3,599,205	6,709,892	4,055,654	7,628,537
Illinois Replacement Tax

Total Expenses	483,338	1,179,880	4,018,038	8,788,163	4,501,376	9,968,043

Net Income (Loss)	(729,557)	(1,563,130)	(5,825,115)	(11,453,628)	(6,554,672)	(13,016,758)

Statement of Changes in Net Asset Value

Beginning Balance	90,701,534	89,119,649	566,691,679	554,475,560	657,393,213	643,595,209
Additions		2,601,110	98,996,167	119,085,947	98,996,167	121,687,057
Net Income (Loss)	(729,557)	(1,563,130)	(5,825,115)	(11,453,628)	(6,554,672)	(13,016,758)
Redemptions	(1,141,012)	(1,326,664)	(3,922,301)	(6,167,449)	(5,063,313)	(7,494,113)

Balance at FEBRUARY 28, 2009	88,830,965	88,830,965	655,940,430	655,940,430	744,771,395	744,771,395
Total Units Held at End of The Period		57,554.82602		491,932.60363
Net Asset Value Per Unit		1,543.415		1,333.395
Rate of Return	-0.80%	-1.71%	-0.88%	-1.85%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP